                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  ___________

                                AMENDMENT NO. 3

                                SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934


                         GUARANTY NATIONAL CORPORATION
                           (Name of Subject Company)

                         GUARANTY NATIONAL CORPORATION
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                   401192109
                     (CUSIP Number of Class of Securities)

                              Michael L. Pautler
                        Senior Vice President - Finance
                         Guaranty National Corporation
                         9800 South Meridian Boulevard
                          Englewood, Colorado  80112
                                (303) 754-8400
           (Name, address and telephone number of person authorized
             to receive notice and communications on behalf of the
                          person(s) filing statement)

                                   Copy to:
                              Hardin Holmes, Esq.
                   Ireland, Stapleton, Pryor & Pascoe, P.C.
                           1675 Broadway, 26th Floor
                            Denver, Colorado  80202
                                (303) 623-2700

          This Statement amends the Schedule 14D-9 of Guaranty National Corporation dated May 22, 1996, as previously amended by Amendment No. 1 dated June 1, 1996, and Amendment No. 2 dated June 7, 1996 (the "Schedule 14D-9"), by incorporating by reference herein the information set forth in Exhibits 15, 16, 17 and 18 hereto. This Statement also amends Items 3, 4 and 9 of the Schedule 14D-9 by adding the information set forth below. Except as otherwise indicated herein, the Schedule 14D-9, as amended, remains unchanged in all respects. Capitalized terms not otherwise defined herein are defined as set forth in the
Schedule 14D-9.



Item 3.    IDENTITY AND BACKGROUND

           (b) The portion of Item 3(b) of the Schedule 14D-9 entitled "Background of the Offer; Appointment of the Special Committee" is amended and supplemented as follows:

           Between June 10, 1996 and June 17, 1996, counsel for the Company discussed with counsel for Orion the possibility of making changes to the Offer that would allow the Special Committee's financial advisor to render an opinion that the Offer was fair, from a financial point of view, and permit the Special Committee to recommend to the Company's Board of Directors that the Company recommend to its shareholders the acceptance of the Offer.

           On June 11, 1996, the Company announced that the Board meeting called for that day to consider and act upon an amendment of the Company's Shareholder Rights Plan to eliminate the exemption for Orion had been scheduled for Monday, June 17, 1996.

           On June 17, 1996, the Company announced that, due to travel schedule conflicts, the Board meeting called for that day had been rescheduled for June 18, 1996.


Item 4.   THE SOLICITATION OR RECOMMENDATION

The following information is added to Item 4 of the Schedule 14D-9:

          On June 18, 1996, prior to the Board meeting, the Special Committee (with Tucker Hart Adams absent) held a telephonic meeting at which the Committee's counsel provided information about revisions to the Offer (the "Revised Offer") which had been proposed at the end of the previous day. These included an increase in the Offer price from $17.50 to $18.50 per share; conditioning the Offer on its acceptance by a majority of the non-Orion shares; and documenting through an amendment to Orion's existing shareholder agreement with the Company the restrictions on future sales and purchases of shares by Orion and the Company which are set forth on pages 3-4 of Amendment No. 1 to the Company's Schedule 14D-9 dated June 1, 1996.

          Salomon Brothers then presented information updating its earlier analyses (set forth at pages 5-11 of Amendment No. 2 to the Company's Schedule 14D-9 dated June 7, 1996) to reflect the Revised Offer and rendered an oral opinion, subsequently confirmed in writing, indicating that Salomon considers the Revised Offer to be fair, from a financial point of view, to the non-Orion shareholders. The Special Committee unanimously determined to recommend to the Board of Directors that the Company recommend acceptance of the Revised Offer by the Company's shareholders.

          In reaching its determination, the Special Committee considered a number of factors, including without limitation, the following:

           (I) the increased Offer price of $18.50 per share, and the fact that it represents a premium of $2.66, or 17%, over the average closing price of $15.84 per share during the twelve months prior to the Offer and a premium of $2.38, or 14.7%, over the price of $16 1/8 per share at which the Shares were trading immediately prior to the Offer;

          (II) the opinion of the Special Committee's financial advisor that the Revised Offer is fair, from a financial point of view, to the non-Orion shareholders, and the analyses of various factors considered by the financial advisor in reaching its opinion, including those disclosed in Amendment No. 2 to the Schedule 14D-9;

         (III) the Special Committee's familiarity with the Company's business, financial condition, results of operations, current business strategy and prospects, and the beneficial relationship between the Company and Orion over the past twelve years;

          (IV) the protections for holders of shares not tendered or accepted in the Offer which are to be incorporated into the Shareholder Agreement among the Company and Orion and its subsidiaries if Orion succeeds in purchasing 4,600,000 shares pursuant to the Revised Offer;

           (V) the fact that Orion currently beneficially owns approximately 49.5% of the outstanding shares and has stated that it has no interest in selling its Shares;

          (VI) the likelihood that the Shares will continue to be traded on the New York Stock Exchange and that the Company will remain a reporting company under the Securities Exchange Act of 1934, as amended; and

         (VII) the fact that shareholders who wish to retain a long-term interest in the Company may do so by not tendering their Shares.

          Immediately following the meeting of the Special Committee, a telephonic meeting of the Board was held to consider the report and recommendation of the Special Committee. The Board of Directors (with Ms. Adams and Mr. Shepard absent and Messrs. Gruber, Hollen and

Sanborn abstaining) unanimously voted to have the Company recommend to its shareholders acceptance of the Revised Offer.

          Subsequent to the Board meeting on June 18, 1996: Orion filed Amendment No. 4 to its Schedule 14D-1 reflecting the Revised Offer and extending its expiration date to July 1, 1996; Salomon Brothers delivered to the Special Committee its opinion in the form attached as Exhibit 17 hereto; and the Company and Orion entered into the amendment of the Shareholder Agreement in the form attached as Exhibit 18 hereto.



Item 9.   MATERIAL TO BE FILED AS EXHIBITS


      Exhibit 15 -  Letter to Shareholders, dated June 19, 1996

      Exhibit 16 -  Press release issued on June 18, 1996 (not included in copies mailed to shareholders)

      Exhibit 17 -  Opinion of Salomon Brothers Inc dated June 18, 1996.

      Exhibit 18 -  Amendment dated June 18, 1996 to the Shareholder Agreement by and among Guaranty National Corporation, Orion Capital Corporation and certain subsidiaries of Orion Capital Corporation, as listed therein (not included in copies mailed to shareholders)

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  June 19, 1996


                                GUARANTY NATIONAL CORPORATION



                                By:  /s/ Michael L. Pautler
                                     -------------------------------------------
                                     Michael L. Pautler, Senior Vice President -
                                     Finance and Treasurer

                                 EXHIBIT INDEX

Description
- ---------------
Exhibit 15 -  Letter to Shareholders, dated June 19, 1996

Exhibit 16 -  Press release issued on June 18, 1996

Exhibit 17 -  Opinion of Salomon Brothers Inc dated June 18, 1996

Exhibit 18 -  Amendment dated June 18, 1996 to the Shareholder Agreement by and among Guaranty National Corporation, Orion Capital Corporation and certain subsidiaries of Orion Capital Corporation, as listed therein (not included in copies mailed to shareholders)

                                   EXHIBIT 15

                         GUARANTY NATIONAL CORPORATION
                         9800 SOUTH MERIDIAN BOULEVARD
                           ENGLEWOOD, COLORADO  80112


                                 June 19, 1996



Dear Shareholder:

     Pursuant to the recommendation of its Special Committee, the Board of Directors of Guaranty National Corporation recommends acceptance of the amended tender offer of Orion Capital Corporation and its subsidiaries ("Orion") for up to 4,600,000 shares of GNC's stock. The Special Committee's recommendation was based in part upon the opinion of its financial advisor that the amended offer is fair, from a financial point of view, to the non-Orion shareholders. The enclosed Amendment No. 3 to Schedule 14D-9 includes additional information with respect to the Special Committee's recommendation as well as a copy of the opinion of its financial advisor.

     You are encouraged to read these materials carefully before making your own determination as to whether to tender some or all of your Shares.



                              Sincerely,


                              Roger B. Ware
                              President and Chief Executive Officer

                                   EXHIBIT 16

June 18, 1996
                                                           FOR IMMEDIATE RELEASE
Contact:  Mike Pautler
          Senior Vice President of Finance
          (303) 754-8701, or
          Sharon McDougall
          Director of Communications
          (303) 754-8717

For:      Guaranty National Corporation (NYSE: GNC)

                         GUARANTY NATIONAL CORPORATION
                   RECOMMENDS ACCEPTANCE OF THE TENDER OFFER

(Englewood, Colorado) - Guaranty National Corporation ("GNC") announced today that, pursuant to the recommendation of its Special Committee, its Board of Directors has recommended acceptance of an amended tender offer of Orion Capital Corporation and its subsidiaries ("Orion") for up to 4,600,000 shares of GNC's stock. The Special Committee has been informed that Orion will amend its tender offer on June 18, 1996, to (1) increase the price from $17.50 to $18.50 per share, (2) condition the offer upon its acceptance with respect to a not less than 3,776,000 shares, and (3) confirm Orion's prior undertaking that, if at least 4,600,000 shares are purchased pursuant to the tender offer, the existing Shareholder Agreement dated November 7, 1991 between Orion and GNC will be amended to incorporate certain restrictions on the purchase or sale by Orion and the repurchase of shares by GNC which were set forth on pp. 3-4 of Amendment No. 1 to GNC's Schedule 14D-9, dated June 1, 1996. In addition, Orion extended the expiration date of the tender offer until Monday, July 1, 1996.

Before making its recommendation, the Special Committee received a report from its financial advisors, Salomon Brothers Inc, updating the previous analyses and other information which Salomon Brothers had furnished to the Special Committee, and the opinion of Salomon Brothers that the offer, as amended, was fair, from a financial point of view, to GNC's non-Orion shareholders. GNC expects to mail to its shareholders this week an amendment to its Schedule 14D-9 which will set forth in more detail information concerning its recommendation.

Through its subsidiaries, Guaranty National writes specialty commercial and private passenger automobile insurance, as well as collateral protection and other commercial coverages. The Company is a leading provider of nonstandard personal automobile insurance written through independent agents. A.M. Best Company rates Guaranty National Insurance Company and its subsidiaries "A (Excellent)" and Viking Insurance Company of Wisconsin and its affiliate "A- (Excellent)". The Company's common stock is traded on the New York Stock Exchange under the symbol GNC.

                                   EXHIBIT 17

June 18, 1996


Special Committee of the Board of Directors
Guaranty National Corporation
9800 South Meridian Boulevard
Englewood, CO 80112

Ladies and Gentlemen:

Orion Capital Corporation and certain affiliates (collectively, "Orion") have revised their pending tender offer and are now offering to purchase up to 4,600,000 shares of common stock, par value $1.00 per share (the "Common Stock"), of Guaranty National Corporation ("GNC" or the "Company") not owned by Orion at a price of $18.50 per share net to the seller in cash (the "Revised Orion Offer"). We understand that consummation of the Revised Orion Offer will be conditioned upon the tender of a majority of the shares of Common Stock not owned by Orion (the "Minimum Condition"). We also understand that Orion has agreed to amend its existing Shareholder Agreement with the Company to provide, under certain circumstances, certain restrictions on its ability to engage in certain transactions involving the Company or the shares of Common Stock following consummation of the Revised Orion Offer (the "Back-End Protections"). The terms of the Revised Orion Offer, including the increased price, the Minimum Condition and the Back-End Protections, will be more fully set forth in an Amendment (the "Amendment") to the Schedule 14D-1, dated May 8, 1996, as previously amended (the "Schedule 14D-1"), filed by Orion with the Securities and Exchange Commission. The Revised Orion Offer, collectively with the resulting minority ownership of Common Stock, is referred to herein as the "Revised Orion Proposal." You have asked for our opinion as investment bankers as to the fairness of the Revised Orion Proposal, from a financial point of view, to the holders of Common Stock other than Orion (the "Non-Orion Stockholders").

As you are aware, we have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with its review of the Revised Orion Proposal and will receive a fee for our services, including a substantial fee in the event certain transactions are consummated. In addition, in the ordinary course of our business, we may actively trade the debt and equity securities of both the Company and Orion for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

In connection with rendering our opinion, we have reviewed and analyzed material bearing upon the financial and operating conditions and prospects of the Company including, among other things, the following: (i) the Schedule 14D-1; (ii) certain publicly available information concerning GNC, including the Annual Reports on Form 10-K of GNC for the years ended

December 31, 1995 and December 31, 1994, and the Quarterly Report on Form 10-Q of GNC for the quarter ended March 31, 1996; (iii) certain internal information of the Company, primarily financial in nature (including projections, forecasts and analyses prepared by or on behalf of the Company's management), concerning the business, assets, liabilities, operations and prospects of the Company furnished to us by the Company for purposes of our analysis, including the unaudited financial statements of GNC for the four month period ended April 30, 1996 prepared by the Company; (iv) statutory financial information of GNC's insurance subsidiaries for the years ended December 31, 1995 and December 31, 1994 and for the three-month period ended March 31, 1996; (v) certain publicly available information concerning the trading of, and the trading market for, the Common Stock; (vi) certain publicly available information with respect to certain publicly traded companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities;
(vii) certain publicly available information concerning the nature and terms of certain other acquisition transactions and certain transactions involving the acquisition of minority interests by controlling stockholders that we consider relevant to our inquiry; (viii) the financial terms of the Revised Orion Proposal; and (ix) a draft, dated June 17, 1996, of the amendment to the Shareholder Agreement to be executed to implement the Back-End Protections. According to the Schedule 14D-1, Orion has no present intention to seek a merger or other business combination with the Company to acquire the remaining shares. We have also met with certain officers and employees of the Company to discuss matters we believe relevant to our inquiry including the past and current business operations, financial condition and prospects of the Company.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and have neither attempted independently to verify nor assumed any responsibility for verifying any of such information. With respect to financial projections and forecasts, we have assumed that they were reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the future financial performance of the Company and we express no view with respect to such projections or forecasts or the assumptions on which they are based. We have not made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of the Company's assets, properties or facilities, nor have we been furnished with any such evaluations or appraisals. We have assumed that the Revised Orion Offer, as disclosed in the Amendment, will not incorporate any changes to the pending tender offer by Orion other than the increase in the price offered, the inclusion of the Minimum Condition and the agreement with respect to, and disclosure of, the Back-End Protections and that the definitive amendment to the Shareholder Agreement will not, when it is executed, contain any terms or provisions that differ substantially from those contained in the draft we reviewed.

In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the business prospects of the Company; (iii) the historical and current market for the Common Stock and for the equity securities of certain other companies that we believe to be comparable to the Company; and
(iv) the nature and terms of certain other acquisition transactions and acquisitions of minority interests by controlling shareholders that we believe to be relevant. We have taken into consideration the current ownership of Orion of approximately 49.5% of the outstanding Common Stock and the fact that Orion has stated that it does not intend to sell such Common Stock. We have also taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuation generally. Our Opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion is for the sole benefit of the Special Committee in its consideration of the Revised Orion Proposal and is, in any event, limited to the fairness, from a financial point of view, of the Revised Orion Proposal to the Non-Orion Stockholders and does not constitute a recommendation to any Non-Orion Stockholder as to whether such holder should tender shares of Common Stock in the Revised Orion Offer.

Based upon and subject to the foregoing, it is our opinion as investment bankers that as of the date hereof, the Revised Orion Proposal is fair, from a financial point of view, to the Non-Orion Stockholders.

                              Very truly yours,


                              /s/ Salomon Brothers Inc

                                   EXHIBIT 18

                       AMENDMENT TO SHAREHOLDER AGREEMENT

          This Amendment is made as of June 18, 1996 (the "Amendment") by and among Guaranty National Corporation, a Colorado corporation ("Guaranty"), Orion Capital Corporation, a Delaware corporation ("Orion") and certain of Orion's wholly-owned subsidiaries, as listed on the signature page hereof (the "Subsidiaries"); this Amendment further revises that certain Shareholder Agreement dated as of November 7, 1991 by and among Guaranty, Orion and certain subsidiaries of Orion named therein. (The November 7, 1991 Shareholder Agreement, as previously amended on February 2, 1994 and March 2, 1995, is herein referred to as the "Shareholder Agreement.") Terms defined in the Shareholder Agreement and not otherwise defined herein shall have the meanings ascribed to such terms in the Shareholder Agreement.

          WHEREAS, Orion and the Subsidiaries currently own approximately 49.5% of the outstanding Guaranty Common Stock, including certain shares received in 1995 on conversion of Guaranty's 7.85% Subordinated Notes due July 1, 2003 (the "7.85% Notes"); and

          WHEREAS, Orion and certain of the Subsidiaries have made a tender offer to purchase up to 4,600,000 additional shares of Guaranty Common Stock; and

          WHEREAS, Guaranty, Orion and the Subsidiaries have determined that it would be in their mutual best interests further to amend the Shareholder Agreement;

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and subject to the terms and conditions hereinafter set forth, Guaranty, Orion and the Subsidiaries agree to further amend the Shareholder Agreement, as follows:

          Two additional subsidiaries of Orion, EBI Indemnity Company and SecurityRe, Inc., are hereby added as signatories to this Shareholder Agreement inasmuch as such companies currently hold shares of outstanding Guaranty Common Stock, which shares were received on conversion of the 7.85% Notes.

          Subject to at least 4,600,000 shares of outstanding Guaranty Common Stock having been validly tendered, accepted for payment and paid for pursuant to the tender offer, then, effective upon the closing of the purchase of such shares, the Section entitled "Miscellaneous" shall be amended by adding a new Subsection 3.10 to the Shareholder Agreement, as follows:

          3.10  Further Agreements
                ------------------

          (viii) Orion and the Subsidiaries will not purchase, prior to July 1, 1999, additional shares of Guaranty Common Stock (if after giving effect to such purchase they would own more than 81% of the outstanding Guaranty Common Stock) other than pursuant to an offer made for all shares of outstanding Guaranty Common Stock not held by them, which offer is conditioned upon the acceptance thereof by at least a majority of the shares of Guaranty Common Stock then outstanding and not held by Orion and the Subsidiaries.

          (ix) If an offer is made to holders of shares of outstanding Guaranty Common Stock, as described in subparagraph (a) above, prior to July 1, 1999, Orion and the Subsidiaries will offer a purchase price involving consideration equal to at least $18.50 per share.

          (x) Orion and the Subsidiaries will support the adoption of a policy by the Board of Directors of Guaranty that any repurchase of shares of outstanding Guaranty Common Stock by Guaranty prior to July 1, 1999 should be approved by a majority of those members of the Board of Directors who are independent of and not employed by any of Orion or the Subsidiaries.

          (xi) If, at any time during the five-year period following July 1, 1996, Orion and the Subsidiaries should wish to sell as a block 90% or more of the aggregate number of shares then owned by them, or propose a merger or consolidation involving Guaranty, they will not do so unless 1) in the case of a sale of 90% or more of the aggregate number of shares owned by Orion and the Subsidiaries, the purchaser of such shares undertakes to offer to purchase all other shares of Guaranty Common Stock outstanding for consideration of substantially equivalent value to that offered to Orion and the Subsidiaries or
2) in the case of a merger or consolidation, all shares are exchanged for substantially equivalent value.

          All other terms of the Shareholder Agreement shall continue in full force and effect.

          IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the day and year set forth in the heading hereof.

                              GUARANTY NATIONAL CORPORATION


                              By:/s/ Arthur J. Mastera
                                 --------------------------
                                  Arthur J. Mastera
                                  Senior Vice President

                              ORION CAPITAL CORPORATION

                              By:/s/ Alan R. Gruber
                                 -----------------------------
                                  Alan R. Gruber
                                Chairman of the Board and
                                Chief Executive Officer

                              THE CONNECTICUT INDEMNITY COMPANY
                              CONNECTICUT SPECIALTY INSURANCE
                                COMPANY
                              DESIGN PROFESSIONALS INSURANCE
                                COMPANY
                              EBI INDEMNITY COMPANY
                              EMPLOYEE BENEFITS INSURANCE COMPANY
                              THE FIRE & CASUALTY INSURANCE
                                COMPANY OF CONNECTICUT
                              SECURITY INSURANCE COMPANY OF
                                HARTFORD
                              SECURITY REINSURANCE COMPANY

                              By:/s/ Alan R. Gruber
                                 -----------------------------
                                  Alan R. Gruber
                                Chairman


                              SECURITYRE, INC.

                              By:/s/ Raymond J. Schuyler
                                 -----------------------------
                                  Raymond J. Schuyler
                                  Senior Vice President
                                   -Investments